Exhibit 99.1

AerCap Holdings N.V. Completed 134 Aircraft Transactions During the Third Quarter 2014 and Has Signed $8.9 Billion of Financing Transactions Year to Date

Amsterdam, The Netherlands; October 8, 2014 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced the completion of 134 aircraft transactions during the third quarter of 2014:

Signed lease agreements for 84 aircraft.

Delivered 26 aircraft under contracted lease agreements.

Purchased nine new aircraft, including five Boeing 787-8s, three Boeing 737-800s and one Airbus A321-200.

Executed sale and part-out transactions for 15 aircraft, including:
•	one Airbus A300-600F, one Airbus A340-300, eight Boeing B737 classics, one Boeing B767-300ER and two MD-11s from AerCap’s owned portfolio.
•	one Boeing 737 classic and one Airbus A320-200 from AerCap’s managed portfolio.

Signed financing transactions for $1.5 billion, including the previously announced private offering of $800 million. The total financing transactions completed year-to-date amount to $8.9 billion.

As of September 30, 2014, AerCap’s portfolio consisted of approximately 1,680 aircraft that were either owned, managed, or under contract to purchase.

About AerCap

AerCap is the global leader in aircraft leasing and has one of the most attractive order books in the industry. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER). The company is headquartered in Amsterdam and has offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle, and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com
www.aercap.com